United States securities and exchange commission logo





                              July 21, 2020

       Joshua Resnick
       Chief Executive Officer
       Parallel Flight Technologies, Inc.
       450 McQuiade Drive
       La Selva Beach, CA 95076

                                                        Re: Parallel Flight
Technologies, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 26, 2020
                                                            File No. 024-11247

       Dear Mr. Resnick:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed June 26, 2020

       Summary, page 4

   1. Please revise your Summary section to provide a more well-balanced summary discussion of your offering
circular. Please consider discussing the challenges that your are currently facing and other
material information, such as the fact that you have received a going concern opinion and
have not yet produced a product for sale. Also, where you discuss the economic rights of
Class B shares, also highlight that holders of those shares will not have voting rights.
       Natural disasters and other events beyond our control could materially adversely affect us., page
       8

   2. We note your disclosure that "the extent to which COVID-19 may impact [your] financial condition or results of
operations is uncertain." Please amend your risk factor disclosure, and elsewhere were
necessary, to provide more detailed risks related to the COVID-19
 Joshua Resnick
Parallel Flight Technologies, Inc.
July 21, 2020
Page 2
         pandemic tailored to your specific facts and circumstances. For guidance, see CF
         Disclosure Guidance: Topic 9 (March 25, 2020).
The subscription agreement and Certificate of Incorporation include exclusive venue provisions., page 11

3. We note your disclosure that your Subscription Agreement's exclusive forum provision will not apply to claims under federal securities laws. Please disclose whether the
         Certificate of Incorporation's exclusive forum provision applies to claims under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
Plan of Distribution, page 15

4. Please clarify how you are conducting this "best efforts" offering. For example, are your officers and directors conducting the offering or are you relying of WeFunder? If
         WeFunder is engaged in the offering as placement agent or underwriter, please identify them as such of the cover page. If your officers and directors are conducting the offering, please revise here and the cover page to make that clear and the broker-dealer exemption upon which they intend to rely.
Management's Discussion and Analysis, page 24

5.       We note from page F-14 that you have entered into a loan with Santa
Cruz County
         Bank under the Small Business Administration Paycheck Protection Program, pursuant to which the company borrowed $4.1 million. Please disclose the following: (i) how you intend to use the loan proceeds; and (ii) whether you expect the loan to be forgiven. Please revise your risk factor section to disclose any associated risks with the loan, including, but not limited to the risk that all or parts of the loan may not be forgiven.
Interest
FirstNameof Management   and Others
             LastNameJoshua   Resnickin Certain Transactions, page 29
Comapany
6.           NameParallel
       We note             Flight that
                 your disclosure Technologies, Inc. and Adams planned to convert their SAFEs
                                       Messrs. Adams
July 21,into Class
          2020 PageA 2Common Stock in May 2020. Please revise to update accordingly.
FirstName LastName
 Joshua Resnick
FirstName   LastNameJoshua
Parallel Flight Technologies,Resnick
                             Inc.
Comapany
July        NameParallel Flight Technologies, Inc.
     21, 2020
July 21,
Page  3 2020 Page 3
FirstName LastName
Conversion of Class B shares, page 30

7. Please clarify what factors your Board will consider in determining whether to allow conversion of Class B shares. If your Board has the ability to prevent any conversion at any time, please revise to state so directly and discuss the related risks to investors.
Exhibits

8. Please file a revised consent from your auditor that consents to being named in the offering statement. Please also file a revised consent from counsel that includes its consent to be named and to the use of its opinion. Further, the opinion filed with this offering statement refers to a different number of shares than are disclosed on the offering statement cover page. Please reconcile.
General

9. Please revise the Signatures page to include the second paragraph of text required to appear on that page. Also revise to include typed signatures, as required by Instruction 2 to Signatures of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Andi Carpenter, Staff Accountant, at (202) 551-3645 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Geoffrey Kruczek, Staff Attorney, at (202) 551-3641 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Jeffrey S. Marks